1. Shareholder Meeting

On December 12, 2001, a special meeting of shareholders of the Fund was held.
 At themeeting, shareholders of the Fund voted to approve a new Investment Advisory Agreement, a new Subadvisory Agreement, a modification to the investment objective and an amended and restated Articles of Incorporation.
 Following is a brief
 description and the results of each vote:

A. Approval of New Investment Advisory Agreement
Shareholders of the Fund voted to approve a new Investment Advisory Agreement
 (Agreement) between the Fund and ING Investments, LLC (ING Investments) which became effective March 1, 2002. Under the Agreement, ING Investments
 has responsibility for supervising all aspects of the operations of the Fund including the selection, purchase and sale of securities. ING Investments will also be responsible for payment of all costs of its personnel, its overhead and its employees who also serve as Directors and Officers of the Company, and that the Fund is responsible for payment of all other of its costs.

Number of		% of Votes
Shares Voting		Cast For		Cast Against		Abstain
7,255,873.436		96.062%			0.672%			3.266%


B. Approval of New Subadvisory Agreement
Shareholders of the Fund voted to approve a new Subadvisory Agreement between the Fund and Aeltus Investment Management, Inc. (Aeltus), which became effective
 March 1, 2002. The Subadvisory Agreement contemplates that Aeltus will, subject to the supervision of the Board and ING Investments, provide a continuous investment program of evaluation, investment, sales, and reinvestment of the Funds assets.

Number of		% of Votes
Shares Voting		Cast For		Cast Against		Abstain
International	7,255,873.436			96.051%			0.659%			3.290%


C. Approval of Modification to Fundamental Investment Objective
Shareholders of the Fund voted to approve a modification of the Funds investment objective to permit additional flexibility in managing the Funds assets.
 The modified investment objective of the Fund reads as follows:
Seeks long-term capital growth primarily through investment in common stocks principally traded in countries outside of the United States. International Growth will not target any given level of current income.

Number of	% of Votes
Shares Voting	Cast For 	Cast Against	Abstain		Broker Non-Votes
7,255,873.436	87.387%		0.510%			3.322%		8.781%


D. Approval of Amended and Restated Articles of Incorporation
Shareholders of the Fund voted to approve an amended and restated Articles of Incorporation (Revised Charter). The Revised Charter was intended to add flexibility, clarify existing provisions, and to promote consistency among the charters for the various registered investment companies previously advised by Aeltus. The Revised Charter also confirms Board powers implicit in the previous charter and to provide the Board with the authority to adopt qualifications in the Companys By-Laws that would be applicable to and binding upon the current and future Directors. Furthermore, the Revised Charter permits the Directors, subject to applicable law, to liquidate a series or class without shareholder approval.

Number of	% of Votes
Shares Voting	Cast For	Cast Against	Abstain	  Broker Non-Votes
7,255,873.436	86.973%		0.628%		3.618%		8.781%